Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-167727 of QEP Resources, Inc. of our report dated June 28, 2011 with respect to the statement of net assets available for plan benefits of QEP Resources, Inc. Employee Investment Plan as of December 31, 2010, and the related statement of changes in net assets available for plan benefits for the period from adoption of the plan to December 31, 2010, and the related supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the QEP Resources, Inc. Employee Investment Plan.

/s/ Causey Demgen & Moore Inc.

Causey Demgen & Moore Inc.

Denver, Colorado

June 28, 2011